FORM  53-901.F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.          REPORTING  ISSUER
                  -----------------

     TERRA  NOVA  GOLD  CORP.
1360  -  605  Robson  Street
Vancouver,  BC  V6B  5J3

ITEM  2.          DATE  OF  MATERIAL  CHANGE
                  --------------------------

     July  7,  2003

ITEM  3.          PRESS  RELEASE
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News  release  dated  July  7, 2003 was issued in Vancouver, BC and disseminated through  CCN  Matthews.

ITEM  4.          SUMMARY  OF  MATERIAL  CHANGE
                  -----------------------------

The Issuer announces that it is making preparations for a 2,500 to 3,000 metre diamond drill program on the Cape Ray Gold Project in the Fall of 2003, as more particularly described below.

ITEM  5.          FULL  DESCRIPTION  OF  MATERIAL  CHANGE
                  ---------------------------------------

The Issuer announces that it is making preparations for a 2,500 to 3,000 metre diamond drill program on the Cape Ray Gold Project in the Fall of 2003.

The Cape Ray Gold Project is an advanced stage exploration project with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit;
3)  the  Isle  aux Morts claim group, which contains the Isle aux Morts deposit.

The Fall 2003 program will focus on 3 of the 4 known gold deposits in the Cape Ray Project: Isle aux Morts, the 04 deposit and Big Pond.

Isle  aux  Morts

Gold mineralization at Isle aux Morts occurs in metal rich quartz veins, as well as in pyritic sediments. The Issuer carried out a limited drill program on the property in the fall of 2002. Most of the mineralization encountered is within 40 metres of surface, and is easily accessible by open pit mining methods. Grades in the quartz veins range from 6.1 g/t over 10.4 metres to 17.8 g/t over
6.8 metres. When gold occurs in quartz vein and adjacent pyritic sediments, typical grades are 4.8 g/t over 14.6 metres, 5.1 g/t over 6.6 metres and 9.9 g/t over 11.0 metres. In the Fall 2003 Program, Management intends to carry out approximately 500 metres of diamond drilling, the majority of which will be to the southwest and northeast of the known Isle aux Morts deposit, and will use IP geophysics and geology to target the drilling.

04  Deposit

In 1990, Kilborn Engineering prepared a feasibility study for a previous owner that included the 04 deposit. The report quoted a geological in situ drill indicated mineral inventory at the 04 deposit of 600,000 tonnes of 7.2 g/t gold to a depth of 300 metres. The tonnage and grade were calculated at a minimum mining width of 1.5 metres and a cut-off grade of 3.4 g/t gold. Based on drill spacing, the tonnage estimates at the 04 deposit could be classified as indicated resources, however, management has classified the estimates as inferred resources, based on the uncertain economic viability of the 04 deposit at this time.

The 04 deposit was the site of the Issuer's recent June 2003 drill program, where five of six holes encountered significant gold mineralization (see News Releases of June 17 and 23). Down-dip drilling in the 2003 program confirmed that the 04 deposit remains open at depth. In the Fall 2003 Program, Management intends to carry out approximately 1,000 metres of diamond drilling to better define the known mineralization and to test the down dip and down plunge extensions of the known mineralization.

Big  Pond

The Big Pond deposit consists of two parallel-plunging mineralized shoots within a more widespread mineralized system. Four holes in one of the shoots average
12.8 g/t over 2.3 metres.  Three holes in the second shoot average 14.7 g/t over
1.3 metres. The Big Pond shoots have been intersected with widely spaced holes from 25 metres to 120 metres below surface, are open at depth, and require infill drilling. There is also an intersection of 30.0 g/t over 0.2 metres which may be on the edge of a third parallel-plunging mineralized shoot. In the Fall 2003 Program, Management intends to carry out approximately 1,000 metres of diamond drilling to better define the known mineralized shoots and to investigate the possibility of additional mineralized shoots.

41  Deposit

In 1990, Kilborn Engineering prepared a feasibility study for a previous owner that included the 41 deposit. The report quoted a geological in situ drill indicated mineral inventory at the 41 deposit of 100,000 tonnes of 8.2 g/t gold to a depth of 100 metres. The tonnage and grade were calculated at a minimum mining width of 1.5 metres and a cut-off grade of 3.4 g/t gold. Based on drill spacing, the tonnage estimates at the 41 deposit could be classified as indicated resources, however, management has classified the estimates as inferred resources, based on the uncertain economic viability of the 41 deposit at this time.

Management is continuing to model the 41 deposit where over 50 holes, and 11,000 metres, have been drilled by previous operators. The Issuer drilled a single hole, CR-2003-06, in June 2003. CR-2003-06 was drilled down-dip and down plunge of 2.3 metres of 7.9 g/t gold in the A vein. It intersected 0.60 metres of fault gouge, then 5.2 metres of barren quartz vein and a further 0.5 metres of fault gouge, followed by a 1.2 metre mineralized zone which assayed 1.89 g/t gold. It is Management's interpretation that the hole did not intersect the higher grade A vein, as a result of the late cross cutting barren quartz vein, described above, and intersected in previous holes. Additional drilling will be required on the 41 deposit when the 3-D modeling is completed.

The Issuer has received support from the Government of Newfoundland & Labrador in the form of grants under its Junior Company Exploration Assistance Program ('JCEAP') for its recent programs on the Cape Ray Project. The Issuer intends to make application for further grants to partially reimburse expenditures on the Fall 2003 program. There is no assurance that the Issuer will receive any additional grants.

ITEM  6.          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
                  ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A.

ITEM  7.          OMITTED  INFORMATION
                  --------------------

     N/A.

ITEM  8.          SENIOR  OFFICERS
                  ----------------

     HARVEY  KEATS
President               Telephone:  (604)  684-6535

ITEM  9.          STATEMENT  OF  SENIOR  OFFICER
                  ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.


DATED  at  Vancouver,  British  Columbia,  this  7th  day  of  July,  2003.


TERRA  NOVA  GOLD  CORP.

Per:

"Harvey  Keats"
---------------
Harvey  Keats,
President